	Adecoagro reported Adjusted EBITDA in 2Q22 of $118 million, 16.7% higher year-over-year.

2Q22 Earning Release Conference Call

English Conference Call	Luxembourg, August 11, 2022 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the second quarter ended June 30, 2022. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 32 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
August 12, 2022
11 a.m. (US EST)
12 p.m. (Buenos Aires and Sao Paulo time)
5 p.m. (Luxembourg)
	HIGHLIGHTS
Tel: +1 (412) 317-6366

Participants calling from other countries outside the US	FINANCIAL & OPERATING PERFORMANCE
	$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Tel: +1 (844) 435-0324	Gross Sales	382,339	285,580	33.9%	587,742	460,226	27.7%
Participants calling from the US	Net Sales (1)	371,770	278,813	33.3%	573,050	449,082	27.6%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	19,995	32,445	(38.4)%	55,568	88,597	(37.3)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	104,358	73,586	41.8%	161,636	131,740	22.7%
CFO	Corporate Expenses	(6,005)	(4,588)	30.9%	(12,385)	(9,753)	27.0%
Victoria Cabello	Total Adjusted EBITDA	118,348	101,443	16.7%	204,819	210,584	(2.7)%
IR Manager	Adjusted EBITDA Margin (2)	31.8%	36.4%	(12.5)%	35.7%	46.9%	(23.8)%
	Net Income	18,111	15,666	15.6%	83,284	35,001	137.9%
	Adjusted Net Income (4)	44,045	(13,715)	n.m.	58,740	40,782	44.0%
Email	Farming Planted Area (Hectares)	291,843	262,122	11.3%	291,843	262,122	11.3%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	188,560	183,043	3.0%	188,560	183,043	3.0%
	Adjusted Net Income per Share	0.40	(0.12)	n.a.	0.53	0.35	50.8%

• Net sales presented a year-over-year increase of 33.3% in 2Q22 and 27.6% in 6M22 on strong prices and a solid commercial strategy.

• Adjusted net income reached $44.0 million in 2Q22 and $58.7 million in 6M22, presenting an outperformance compared to the same period of last year.

Website:
www.adecoagro.com

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets, net gain from fair value adjustments of investment property land, bargain purchase gain, plus the gains or losses from disposals of non-controlling interests in subsidiaries, plus the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets" and net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, net gain from fair value adjustments of investment property land, bargain purchase gain, plus the gains or losses from disposals of non-controlling interests in subsidiaries, plus the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets" and net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property, plus (vii) the bargain purchase gain.

Sugar, Ethanol & Energy business

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $104.4 million in 2Q22 and $161.6 million in 6M22, marking a year-over-year increase of 41.8% and 22.7%, respectively. In 6M22, financial results were positively impacted by (i) our flexibility to divert 80% of TRS to ethanol production, the product offering the highest marginal contribution; (ii) our commercial decision to clear out our ethanol tanks in April when prices peaked, marking a record sale of 125 thousand m3 at an average price of 26.4 cts/lb sugar equivalent (6.7 cts/lb higher than the average price for sugar); (iii) our capacity to export ethanol, which provides an outlet when domestic prices are pressured, and allowed us to capture a price premium of 60-80 USD/m3; (iv) our hedging strategy which enabled us to secure sugar at 19.5 cts/lb; and (v) a gain in the mark-to-market of our unharvested cane as a consequence of higher expected yields and prices. In addition, year-to-date we sold $7.1 million worth of carbon credits (average gross price of 21 USD/CBio). These positive effects were partially offset by an increase in costs mostly driven by fertilizers, fuels and lubricants, coupled with a reduction in crushing volume. EBITDA per ton crushed amounted to 31.6 USD/Tn in 2Q22 and 45.3 USD/Tn in 6M22, 49.2% and 90.9% higher compared to the same period of last year, respectively.

◦In past releases, we shared our view on the potential implications of 2021's frost, in 2022's operational performance. We stated that:
▪Sugarcane availability would be limited by 2021 year-end and beginning of 2022, and would lead to a period of interharvest;
▪Productivity indicators would be below average during the first semester of 2022 but would return to normal levels towards the second semester, as there would no longer be sugarcane affected;
▪Crushing volume would be in line with 2021 but concentrated in the second semester.

◦In line with our expectations, we entered into an interharvest period from December 2021 to mid-March 2022 to allow our sugarcane to continue to recover from the impact of the frost. In terms of productivity, yields were impacted during 6M22 but presented a gradual recovery, from a year-over-year reduction of 40.9% in 1Q22 to 24.5% in 2Q22. Lastly, we have accelerated our crushing pace to make up for the slow start of the year. Indeed in July 2022 we marked a new monthly record of 1.5 million tons crushed in our cluster. Our operational forecast for the year was designed with these events in mind and, seeing as our view has so far materialized, our forecast remains unchanged.

Farming & Land Transformation business

◦Adjusted EBITDA in the Farming and Land Transformation business amounted to $20.0 million in 2Q22, marking a 38.4% or $12.5 million reduction compared to the same period of last year. The decline is fully explained by a lower contribution from our Crops and Rice businesses.

◦Focusing on our year-to-date results, which offer better insight than a standalone quarter, Adjusted EBITDA was $55.6 million, 37.3% lower than the previous year. Lower Adjusted EBITDA generation was driven by our Rice and Crops businesses, which fully offset the improved performance in our Dairy business. Results were mainly impacted by higher costs and a mixed performance of yields and prices.

Margins were pressured by the global inflationary environment which led to an overall increase in costs of agricultural inputs in U.S. dollars, including fertilizer, agrochemicals and diesel, as well as higher logistic costs, among others. In terms of yields, rice presented a 13% reduction (0.9 Tn/Ha) compared to the previous campaign as a consequence of La Niña weather effect, while peanut and corn second crop also performed below last year's average (4% and 11% lower, respectively). Regarding prices, while soybean, corn and wheat experienced a year-over-year increase, peanut and rice were 11% and 12% lower, respectively. In addition, rice prices at the time of harvest were 9% lower year-over-year which, together with the impact in yields, further contributed to a reduction in the mark-to-market of the biological asset.

Net Income & Adjusted Net Income

◦Net Income amounted to $18.1 million during 2Q22, marking a $2.4 million increase compared to the same period of last year. This was mostly explained by higher year-over-year EBITDA generation, coupled with income tax gains of $10.5 million versus expenses of $44.6 million in 2Q21, partially offset by the effect of foreign exchange on our dollar-denominated monetary assets and liabilities (nominal depreciation of the Brazilian Real of 10.6% compared to an appreciation of 12.2% during 2Q21; nominal depreciation of the Argentine Peso of 4.0% compared to 12.8% during 2Q22). Net income for the first six months of the year reached $83.3 million, $48.3 million or 137.9% higher compared to the previous year. This was driven by the above mentioned impact on taxes coupled with the effect of inflation accounting (higher exposure of our negative net monetary position to an inflation rate of 36.2% in 6M22 compared to 25.3% in 6M21).

◦Adjusted Net Income reached $44.0 million during 2Q22 and $58.7 million during the first semester, $57.8 million and $18.0 million higher than the previous year, respectively. We believe Adjusted Net Income is a more appropriate metric to reflect the Company's performance.

ADJUSTED NET INCOME (1)
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Net Income/(Loss)	18,111	15,666	15.6%	83,284	35,001	137.9%
Foreign exchange losses/(gains), net	29,165	(37,668)	n.m.	(25,019)	(16,828)	48.7%
Cash flow hedge - transfer from equity	17,769	12,729	39.6%	26,363	23,289	13.2%
Inflation accounting effects	(10,010)	(6,582)	52.1%	(17,276)	(3,637)	375.0%
Revaluation result - Investment property	1,375	2,140	(35.7)%	3,753	2,957	26.9%
Bargain purchase gain (2)	(12,365)	—	n.m.	(12,365)	—	n.m.
Adjusted Net Income / (Loss)	44,045	(13,715)	n.m.	58,740	40,782	44.0%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted Net Income.
(2) Non-cash item related to our recent acquisition of Viterra's rice operations, representing the difference between acquisition cost and fair value of net assets acquired.

Remarks

Shareholder Distribution Policy Update

◦During the first seven months of the year, we repurchased 2.7 million shares at an average price of $7.96 per share, totaling $21.3 million. Going forward we expect to continue repurchasing shares, in line with our commitment to generate long term value for our shareholders.

◦On May 17th we made our first cash dividend payment of $17.5 million (approximately $0.1571 per share). The second installment shall be payable in or about November 2022 in an equal cash amount, resulting in an annual cash dividend of $35 million.

◦Share repurchases and dividend distribution are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2021, we generated $152.1 million of NCFO.

2021 Sustainability Report

◦On July 25th, we released our first Integrated Report, together with our audited 2021 Sustainability report. We prepared our reports following the Integrated Reporting Framework, GRI and SASB standards, and showing our contribution to the United Nation's 2030 Agenda.

◦Highlights include (i) over 650 thousand tons of carbon (CO2e) sequestered in 2021; (ii) over 90% of energy consumed is self-generated and renewable - plus energy exports to the local grid are enough to power a city of 1.1 million people; (iii) over 6,600 new jobs created since origin; (iv) 45% reduction in accident frequency rate 2021 vs. 2019; (v) creation of the ESG Committee to continue integrating ESG into the company's overall strategy and bring these topics to the forefront of our agenda.

◦Please visit our Sustainability micro website (https://sustainability.adecoagro.com/en) to access our reports and information on our sustainable business model.

Regulatory scenario in Brazil

◦The Brazilian government approved in June a package of measures (PLP 18) to reduce the tax burden on fuels until year-end. As gasoline has a heavier burden of PIS/COFINS and CIDE (federal taxes) and ICMS (state value added tax) compared to hydrous ethanol - its substitute at the pump - it became more attractive on relative terms. To restore ethanol’s attractiveness, two amendments (PEC 15 & 16) were voted by the Congress in July. They guarantee that (i) for the next 20 years, the ICMS tax differential previously enjoyed by hydrous ethanol will be preserved; and (ii) a BRL 3.8 billion compensation fund will be distributed among states based on consumption. Specific details on how they will be applied are yet to be defined.

◦We are in a solid position to face this scenario:
▪During April we sold all of our ethanol inventories and year-to-date production, achieving a record sale of 125 thousand m3 at an average price of 26.4 cts/lb sugar equivalent.

▪Our two mills in Mato Grosso do Sul can produce anhydrous ethanol. This product experienced an increase in demand, due to the 27% mandatory blend in gasoline, and now commands a 17%-18% price premium to hydrous ethanol. We have an installed capacity to produce an ethanol mix of up to 70% anhydrous ethanol (1,700 m3/day).

▪We are one of the few players in Brazil certified to export anhydrous ethanol and who can reach the level of purity required in Europe. This competitive advantage enables us to capture a price premium over domestic prices. So far we have exported 20% of our production to Europe, at a premium of 300-400 BRL/m3 (approximately 60-80 USD/m3) .

▪Our ethanol storage capacity amounts to 267 thousand m3, enough to carry-over our production until year-end when supply is limited and prices increase. This flexibility reduces our exposure to spot prices.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Milling
Sugarcane Milled	tons	3,301,556	3,473,558	(5.0)%	3,573,968	5,560,746	(35.7)%
Own Cane	tons	3,238,347	3,367,855	(3.8)%	3,510,759	5,447,218	(35.5)%
Third Party Cane	tons	63,209	105,704	(40.2)%	63,209	113,529	(44.3)%
Production
TRS Equivalent Produced	tons	413,941	499,841	(17.2)%	440,043	745,973	(41.0)%
Sugar	tons	83,719	196,218	(57.3)%	84,582	290,336	(70.9)%
Ethanol	M3	191,158	173,302	10.3%	205,880	261,025	(21.1)%
Hydrous Ethanol	M3	108,664	114,998	(5.5)%	116,222	192,889	(39.7)%
Anhydrous Ethanol	M3	82,494	58,304	41.5%	89,658	68,136	31.6%
Sugar mix in production	%	21%	41%	(48.5)%	20%	41%	(50.6)%
Ethanol mix in production	%	79%	59%	33.7%	80%	59%	34.7%
Energy Exported (sold to grid)	MWh	187,634	229,810	(18.4)%	205,688	308,699	(33.4)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	56.8	66.2	(14.1)%	57.6	55.5	3.7%
Agricultural Metrics
Harvested own sugarcane	tons	3,238,347	3,367,855	(3.8)%	3,510,759	5,447,218	(35.5)%
Harvested area	Hectares	53,614	42,106	27.3%	59,771	69,888	(14.5)%
Yield	tons/hectare	60	80	(24.5)%	59	78	(24.6)%
TRS content	kg/ton	119	135	(11.8)%	117	126	(7.0)%
TRS per hectare	kg/hectare	7,177	10,770	(33.4)%	6,892	9,829	(29.9)%
Mechanized harvest	%	99.6%	99.4%	0.2%	99.7%	99.7%	—%
Area
Sugarcane Plantation	hectares	188,560	183,043	3.0%	188,560	183,043	3.0%
Expansion & Renewal Area	hectares	10,491	7,801	34.5%	17,461	14,942	16.9%

As mentioned in past releases, in July 2021 a cold front hit Brazil's key productive areas causing frost damage on sugarcane plantations in various regions including São Paulo and Paraná states, as well as Mato Grosso do Sul and Minas Gerais. At that moment, we communicated to the market what we believed would be the potential implications for our business:
•Sugarcane availability would be limited by 2021 year-end and beginning of 2022, leading to a short interharvest period;
•Productivity indicators would be below average during the first semester of 2022 but would return to normal levels towards the second half of the year as there would no longer be sugarcane impacted by the frost;
•Crushing volume would be in line with 2021 but concentrated towards the second half of the year.

So far results have been in line with our expectations. Despite normally operating based on a continuous harvest model (meaning that we can crush cane year-round), we entered into a short interharvest period from December 2021 to mid-March 2022. In terms of productivity, yields were impacted during 6M22 but presented a gradual recovery, from a year-over-year reduction of 40.9% during 1Q22 to 24.5% during 2Q22, pointing at a gradual recovery, in line with our view. Lastly, we accelerated our crushing pace and in July 2022 we marked a new monthly record of 1.5 million tons crushed in our cluster.

Our operational forecast for the year was designed with these events in mind and hence, seeing as our view has so far materialized, our forecast remains unchanged.

Going into the results of the quarter, during 2Q22 our crushing volume amounted to 3.3 million tons of sugarcane, compared to 3.5 million during the same period of last year. As stated above, sugarcane yields during the quarter were 24.5% lower compared to the same period of last year reaching 60 tons per hectare, while TRS content presented a 11.8% reduction reaching 119.0 kg/ton. These reductions - which resulted in a 33.4% drop in TRS production per hectare - were fully explained by the lagging impact of adverse weather conditions, as most of the harvested area was cane below its optimal growth stage. Despite lower productivity indicators, crushing volume was only 5.0% lower than last year due to a 27.3% increase in harvested area. The improvement in cane availability and the positive outlook in terms of productivity due to above average rainfalls during March and April, allowed us to increase our crushing pace and continue to take advantage of the constructive price scenario.

On a year-to-date basis crushing volume reached 3.6 million, 35.7% lower compared to the same period of last year. This was fully explained by the dynamics of the first quarter, namely the late start of crushing activities and the fact that harvesting activities were mostly concentrated on reform areas with limited growth potential. Sugarcane yields during 6M22 reached 59 tons per hectare while TRS content reached 117 kg/ton, marking an year-over-year reduction of 24.6% and 7.0% respectively. This strategy enabled us to (i) allow areas with greater potential to continue to grow; (ii) liberate area to plant new high-yielding cane available for next harvest season; and (iii) maximize ethanol and capture attractive prices.

In terms of mix, in line with our strategy to maximize production of the product with the highest marginal contribution, we diverted as much as 79% of our TRS to ethanol to profit from higher relative prices. During the quarter hydrous and anhydrous ethanol in Mato Grosso do Sul traded at 23.0 cts/lb and 25.2 cts/lb, 19.1% and 30.6% premium to sugar, respectively. To further take advantage of price premiums, 43% of our total ethanol production was anhydrous ethanol, compared to 34% during 2Q21. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.

Year-to-date we diverted as much as 80% of our TRS to ethanol, the product trading at a price premium. Although production of both ethanol and sugar was lower as a consequence of the reduction in crushing volume, this was offset by higher average prices which we were able to capture thanks to our high inventories at the start of this year which were 56% higher than in 2021 in the case of ethanol and 75% in the case of sugar.

Exported energy during the quarter totaled 188 thousand MWh, 18.4% lower compared to the same period of 2021, as a consequence of (i) the reduction in crushing volume, and (ii) our commercial strategy to carry bagasse and postpone energy sales in the spot market, expecting prices to increase from current levels. Cogeneration efficiency ratio stood at 56.8 KWh/ton, 14.1% lower year-over-year, driven by the lower exported volume. Year-to-date exported energy amounted to 206 thousand, 33.4% lower year-over-year, fully explained by the reduction in crushing volume.

As of June 30, 2022, our sugarcane plantation consisted of 188,560 hectares, 3.0% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2Q22, we planted a total of 10,491 hectares of sugarcane. Of this total planted area, 8% or 803 hectares were expansion areas planted to supply our growing crushing capacity and 92% or 9,688 hectares were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Sugar, Ethanol & Energy Segment - Financial Performance

SUGAR, ETHANOL & ENERGY - HIGHLIGHTS
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Net Sales (1)(2)	169,807	154,398	10.0%	242,740	229,102	6.0%
Margin on Manufacturing and Agricultural Act. Before Opex	72,355	59,231	22.2%	128,853	117,476	9.7%
Adjusted EBITDA	104,358	73,586	41.8%	161,636	131,740	22.7%
Adjusted EBITDA Margin (3)	61.5%	47.7%	28.9%	66.6%	57.5%	15.8%
Adjusted EBIT	54,688	31,248	75.0%	97,412	67,359	44.6%
EBITDA per ton crushed ($/Tn)	31.6	21.2	49.2%	45.2	23.7	90.9%
EBIT per ton crushed ($/Tn)	16.6	9.0	84.1%	27.3	12.1	125.0%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 2Q22 include $5.8 million and in 2Q21 include $6.6 million corresponding to the sale of 9.8 thousand and 15.0 thousand tons of soybean, respectively. Net Sales in 6M22 include $10.5 million and in 6M21 $9.2 million corresponding to the sale of 18.9 thousand and 23.3 thousand tons of soybean, respectively, planted as cover crop during the implementation of the agricultural technique known as meiosis. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.
Net sales amounted to $169.8 million during 2Q22 and $242.7 million during 6M22, 10.0% and 6.0% higher year-over-year, respectively. In both cases, the increase was driven by (i) higher average selling prices of all the products we commercialize (measured both in BRL as well as in U.S. dollars), especially ethanol which presented an increase of over 40%; coupled with (ii) higher selling volumes of ethanol and carbon credits.
Year-to-date, despite the late start of harvesting activities and thus the lower production, we were able to benefit from the constructive price scenario, in particular to capture the hike in ethanol prices both domestically and in export markets, due to our commercial strategy to carry-over stock from 2021. During April we marked a monthly record of 125 thousand m3 of ethanol sold, at an average price of 26.4 cts/lb sugar equivalent.

Adjusted EBITDA during 2Q22 amounted to $104.4 million, 41.8% or $30.8 million higher year-over-year. This was driven by (i) the aforementioned increase in sales; (ii) a $10.4 million year-over-year gain in the mark-to-market of our unharvested cane led by higher expected yields and prices, coupled with an increase in Consecana prices which resulted in a gain in the mark-to-market of our harvested cane; (iii) a $9.2 million year-over-year gain in the mark-to-market of our commodity hedge position driven by a decrease in prices. Results were partially offset by an increase in costs mostly driven by fertilizers, fuels, lubricants, in addition to the slight reduction in volume. These same drivers explain the 22.7% year-over-year increase in Adjusted EBITDA during 6M22, which amounted to $161.6 million. EBITDA per ton crushed amounted to 31.6 $/Tn in 2Q22 and 45.2 $/Tn in 6M22, marking a 49.2% and 90.9% increase year-over-year, respectively. EBIT per ton crushed, in turn, presented a year-over-year increase of 84.1% in 2Q22 and 125.0% in 6M22.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

SUGAR, ETHANOL & ENERGY - NET SALES BREAKDOWN (1)
	$ thousands				Units			($/unit)
	2Q22	2Q21	Chg %	2Q22	2Q21	Chg %	2Q22	2Q21	Chg %
Sugar (tons)	20,239	71,594	(71.7)%	45,849	198,071	(76.9)%	441	361	22.1%
Ethanol (cubic meters)	129,037	64,923	98.8%	172,334	124,060	38.9%	749	523	43.1%
Hydrous Ethanol (cubic meters)	65,008	31,662	105.3%	90,621	66,236	36.8%	717	478	50.1%
Anhydrous Ethanol (cubic meters)	64,029	33,261	92.5%	81,713	57,824	41.3%	784	575	36.2%
Energy (Mwh) (2)	9,544	11,302	(15.6)%	204,087	276,834	(26.3)%	47	41	14.5%
CBios (4)	5,154	53	n.m.	252,557	10,000	n.m.	20	5	284.1%
TOTAL (3)	163,974	147,819	10.9%
	$ thousands				Units			($/unit)
	6M22	6M21	Chg %	6M22	6M21	Chg %	6M22	6M21	Chg %
Sugar (tons)	28,000	96,744	(71.1)%	62,992	260,459	(75.8)%	444	371	19.7%
Ethanol (cubic meters)	185,880	108,281	71.7%	257,928	221,171	16.6%	721	490	47.2%
Hydrous Ethanol (cubic meters)	80,876	54,558	48.2%	116,705	118,437	(1.5)%	693	461	50.4%
Anhydrous Ethanol (cubic meters)	105,004	53,723	95.5%	141,223	102,733	37.5%	744	523	42.2%
Energy (Mwh) (2)	11,236	14,903	(24.6)%	268,942	396,346	(32.1)%	42	38	11.1%
CBios (4)	7,094	598	1,086.6%	386,780	112,096	245.0%	18	5	243.9%
TOTAL (3)	232,210	219,928	5.6%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of energy from third parties.
(3) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.
(4) During 2021 Cbios were booked under the Other Operating Income line. For presentation and comparison purposes we are including 2Q21's & 6M21's figures in the sales line although they are not included in the actual calculation of sales during that year.

At the beginning of 2Q22 prices for sugar and ethanol continued to be constructive as the market factored in (i) the late start of harvesting activities in Center-South Brazil due to the lagging impact of 2021's adverse weather; and (ii) strong international oil prices which drove ethanol prices and, in turn, sugar. Towards the end of 2Q22, prices experienced downward pressure caused by regulatory changes in Brazil (please refer to page 4 and page 29) and by funds unwinding their position. It is important to highlight that supply and demand fundamentals remain constructive for both sugar and ethanol. Our commercial flexibility to sell both into domestic and export market and to carry-over production, enabled us to continue securing solid prices. We believe we are in a good position to continue to capture attractive prices as we still have unhedged 60% of sugar and 83% of ethanol production related to the 22/23 campaign.

Sugar sales reached $20.2 million during 2Q22, marking a year-over-year reduction of 71.7%. This decrease was driven by a 76.9% decrease in selling volumes due to lower production and higher carry-over relative to sales, partially offset by a 22.1% increase in average prices which reached 20.0 ct/lb. Year-to-date sugar sales amounted to $28.0 million, 71.1% lower compared to 6M21, also driven by a 75.8% decrease in volume partially offset by a 19.7% increase in average selling prices.

Ethanol sales during 2Q22 amounted to $129.0 million, 98.8% higher year-over-year. This was explained by a 43.1% increase in average selling prices measured in U.S. dollars coupled with a 38.9% increase in average selling volume. Volume sold was mostly concentrated in April, when ethanol prices peaked driven by a delay in the beginning of harvesting activities in Brazil. We took advantage of this scenario and conducted a monthly record sale of 125 thousand m3, effectively clearing our tanks, at an average price of 26.4 cts/lb sugar equivalent. During June we began building inventory to be sold towards year-end at higher expected prices. In addition, to profit from higher prices abroad, during the quarter we exported 10.0 thousand m3 at an average price of 21.7 cts/lb, at a time when domestic prices traded at lower levels. This represents a competitive advantage as we are one of the few players in Brazil certified to export ethanol and who can reach the level of purity required in Europe.

During 2Q22 the average selling price of hydrous ethanol presented a 50.1% year-over-year increase while anhydrous ethanol increased by 36.2% (standing at 23.7 cts/lb and 26.1 cts/lb sugar equivalent, respectively - resulting in an average selling price of ethanol of 24.8 cts/lb). In terms of volume sold, anhydrous ethanol increased 41.3% year-over-year and accounted for 47% of volume, in line with 2Q21.

Year-to-date, ethanol sales amounted to $185.9 million, 71.7% higher compared to 6M21 driven by a 47.2% increase in average selling prices coupled with a 16.6% increase in selling volume. Exports amounted to 20.4 thousand m3 at an average price of 20.8 cts/lb, and we have already secured an additional 54.0 thousand m3 which will be registered until year-end.

Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During 2Q22 we sold $5.2 million worth of carbon credits at an average price of 114 BRL/CBio (23 $/CBio) - net price of 20 $/CBio-, 4x higher than during 2Q21.

Year-to-date we sold 386,780 CBios, amounting to $7.1 million. Following the end of the first semester, prices of carbon credits decreased in mid-July (please refer to page 29). However, prior to that, we cleared out our stock of CBios at an average price of 145 BRL/CBio (29 $/CBio), achieving prices as high as 200 BRL/CBio (40 $/CBio).

In the case of energy, net sales amounted to $9.5 million during 2Q22 and $11.2 million during 6M22, marking a year-over-year reduction of 15.6% and 24.6%, respectively. Higher average selling prices were fully offset by a decrease in selling volumes as a consequence of lower crushing and of our commercial decision to carry over bagasse in order to benefit from higher expected prices.

As shown in the table below, total production costs excluding depreciation and amortization reached 9.3 cents per pound year-to-date and 9.2 during the last twelve months of 2022. This marked a year-over-year increase of 88.9% and 92.5%, respectively. In both cases, the increase was driven by a lower dilution of fixed costs coupled with higher costs of inputs, fertilizers, diesel and salaries, among others. Year-to-date the reduction in crushing volume reached 2.0 million tons year-over-year, explained by the first quarter dynamics, in addition to lower TRS content. On a last twelve month basis, the reduction in crushing volume was 3.5 million tons, as it captures the early start of interharvest period during 2021 and the late start of crushing activities in 2022, enhanced by weak agricultural productivity indicators. On a full year basis, we expect costs to increase in line with inflation vis a vis 2021.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
YEAR TO DATE	6M22	6M21	Chg %	6M2	6M21	Chg %
Industrial costs	33,181	28,699	15.6%	3.8	1.9	93.3%
Industrial costs	31,050	25,030	24.1%	3.5	1.7	107.4%
Cane from 3rd parties	2,130	3,669	(41.9)%	0.2	0.2	(2.9)%
Agricultural costs	112,894	108,125	4.4%	12.8	7.3	74.6%
Harvest costs	41,276	40,392	2.2%	4.7	2.7	70.9%
Cane depreciation	24,244	27,139	(10.7)%	2.7	1.8	49.4%
Agricultural Partnership Costs	20,394	15,590	30.8%	2.3	1.1	118.7%
Maintenance costs	26,980	25,003	7.9%	3.1	1.7	80.4%
Total Production Costs	146,075	136,824	6.8%	16.5	9.3	78.5%
Depreciation & Amortization PP&E	(64,225)	(64,386)	(0.3)%	(7.3)	(4.4)	66.8%
Total Production Costs (excl D&A)	81,850	72,438	13.0%	9.3	4.9	88.9%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
LAST TWELVE MONTHS	LTM 21/22	LTM 20/21	Chg %	LTM 21/22	LTM 20/21	Chg %
Industrial costs	84,515	73,192	15.5%	3.8	2.1	76.0%
Industrial costs	70,635	58,592	20.6%	3.1	1.7	83.8%
Cane from 3rd parties	13,880	14,601	(4.9)%	0.6	0.4	44.9%
Agricultural costs	265,601	227,828	16.6%	11.8	6.6	77.7%
Harvest costs	90,272	84,883	6.3%	4.0	2.5	62.1%
Cane depreciation	63,297	59,278	6.8%	2.8	1.7	62.8%
Agricultural Partnership Costs	47,171	30,728	53.5%	2.1	0.9	134.0%
Maintenance costs	64,861	52,938	22.5%	2.9	1.5	86.8%
Total Production Costs	350,116	301,020	16.3%	15.6	8.8	77.3%
Depreciation & Amortization PP&E	(143,834)	(137,638)	4.5%	(6.4)	(4.0)	59.3%
Total Production Costs (excl D&A)	206,282	163,382	26.3%	9.2	4.8	92.5%

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Sugarcane Valuation Model current period	96,683	52,577	83.9%	96,683	52,577	83.9%
Sugarcane Valuation Model previous period	123,486	78,203	57.9%	64,364	71,506	(10.0)%
Total Changes in Fair Value	(26,803)	(25,625)	4.6%	32,319	(18,929)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) amounted to a loss of $26.8 million during 2Q22, in line with the same period of last year. During 2Q22 the loss was mostly explained by a strengthening of the Brazilian currency, while during 2Q21 it was mostly driven by a reduction in expected yields and sugarcane availability caused by adverse weather events.

On a year-to-date basis, Total Changes in Fair Value of Unharvested Biological Assets represented a gain of $32.3 million. Year-over-year it represented a gain of $51.2 million, mostly explained by (i) higher expected yields and TRS content, favored by a recovery of our sugarcane plantation following the impact of adverse weather during 2021; coupled with (ii) higher expected prices.

Farming - Operational Performance
2021/22 Harvest Year

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2021/22 Harvested Area			Yields (Tons per hectare)
	2021/22	2020/21	Chg %	Hectares	% Harvested	Production	2021/22	2020/21	Chg %
Soybean	43,515	36,975	17.7%	43,515	100.0%	128,619	3.0	2.8	5.5%
Soybean 2nd Crop	27,559	31,340	(12.1)%	27,559	100.0%	49,328	1.8	2.2	(19.2)%
Corn (1)	48,344	46,916	3.0%	36,855	76.2%	248,540	6.7	6.3	6.4%
Corn 2nd Crop	9,192	9,663	(4.9)%	3,221	35.0%	13,701	4.3	4.8	(11.3)%
Wheat (2)	46,509	44,392	4.8%	46,509	100.0%	137,731	3.0	2.8	7.5%
Sunflower	23,092	16,164	42.9%	23,092	100.0%	39,046	1.7	1.8	(3.9)%
Cotton	7,427	3,519	111.1%	4,277	57.6%	2,056	0.5	0.5	0.2%
Peanut	22,102	26,123	(15.4)%	22,102	100.0%	62,576	2.8	3.0	(4.4)%
Other (3)	3,246	2,747	18.2%	3,246	100.0%	5,238	1.6	0.9	86.6%
Total Crops	230,986	217,840	6.0%	210,375	91.1%	686,837
Rice (4)	60,857	44,282	37.4%	60,857	100.0%	416,735	6.9	7.8	(12.5)%
Total Farming	291,843	262,122	11.3%	271,233	92.9%	1,103,572
Owned Croppable Area	112,360	111,009	1.2%
Leased Area	142,732	109,190	30.7%
Second Crop Area	36,750	41,924	(12.3)%
Total Farming Area	291,843	262,122	11.3%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	2Q22	2Q21	Chg %	2Q22	2Q21	Chg %	2Q22	2Q21	Chg %
Milk Production	14,485	12,880	12.5%	45.5	41.9	8.7%	34.5	35.7	(3.3)%

(1) Includes sorghum.
(2) Includes barley and peas.
(3) Includes chia, sesame, potatoes and beans.
(4) Includes rice planted and harvested related to our recent acquisition of Viterra’s rice operations.

As of end of July 2022, we harvested 271,233 hectares - 92.9% of total planted area - and produced 1,103,572 tons of grains. The remaining hectares are expected to be fully harvested during August. Regarding our Rice business, this quarter we included 11,813 hectares related to our recent acquisition of Viterra's rice operations, which had an average yield of 7.3 Tn/Ha and marginally increased this campaign's average yield from 6.8 to 6.9 Tn/Ha. As anticipated, geographical diversification will enable us to mitigate weather risk.

Crops Update

Soybean 1st crop: As of the end of July, we completed the harvest of 43,515 hectares of soybean obtaining an average yield of 3.0 Tn/Ha. Although rains in some regions were below historical average on account of La Niña weather event, other regions reported good rainfall that enabled us to reach yields almost 0.2 Tn/Ha above the previous campaign. The adoption of defensive strategies, including genetic selection and delaying planting dates, coupled with rains observed during mid-January and February allowed us to perform as expected.

Corn: We completed harvesting activities for early corn (19,577 hectares). During this campaign we observed different climate conditions throughout the regions where we operate. North of Buenos Aires province, Entre Ríos province and the center of Santa Fe province were exposed to dry weather during spring, thus achieving yields that were below our expectations. On the other hand, humidity conditions were good in the west, southeast and southwest of Buenos Aires province and the south of Santa Fe province; consequently reaching solid yields. As most of our surface area is based in these regions, we obtained an average yield of 7.7 Tn/Ha, 0.4 Tn/Ha above the prior campaign. Regarding late corn, we have so far harvested 54% of the 37,740 hectares, forecasting a yield of 5.5 Tn/Ha.

Peanut: As of the end of July, peanut harvest was completed with an average yield of 2.8 Tn/Ha, slightly below forecast. Yields observed throughout our productive areas were diverse. We reached outstanding yields in the regions where rainfalls were plenty, whereas other zones experienced lower amount of rains and frost events, performing below expectations.

Sunflower: We concluded harvesting activities for sunflower, reaching yields of 1.7 Tn/Ha, 0.1 Tn/Ha lower than the previous campaign. Higher temperatures registered during January, along with a later excess of rainfalls were the main drivers towards the slight decrease. Nevertheless, lower yields were offset by higher prices for sunflower oil and bakery, driven by the conflict in Europe (although not replicated for confectionary sunflower).

Winter Crops: We have almost concluded planting activities for our winter crops in the areas where humidity conditions were good. In the northern region of Argentina, however, dry weather did not allow us to perform planting activities. This will be compensated by planting summer crops in that area, later this year. We have planted 26,479 hectares of wheat, 6,000 hectares of barley, and we are starting planting activities for peas. In addition, we planted 60,000 hectares of cover crops. This strategy helps us to prevent water and wind erosion, to reduce the need for phytosanitary products, to provide roots that increase soil porosity, among other benefits.

Farming & Land Transformation Financial Performance

FARMING & LAND TRANSFORMATION BUSINESS - FINANCIAL HIGHLIGHTS
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Gross Sales
Farming	201,963	124,415	62.3%	330,310	219,980	50.2%
Total Sales	201,963	124,415	62.3%	330,310	219,980	50.2%
Adjusted EBITDA (1)
Farming	17,972	32,840	(45.3)%	52,386	83,866	(37.5)%
Land Transformation	2,023	(395)	n.a.	3,182	4,731	(32.7)%
Total Adjusted EBITDA (1)	19,995	32,445	(38.4)%	55,568	88,597	(37.3)%
Adjusted EBIT (1)
Farming	10,782	27,513	(60.8)%	38,915	73,465	(47.0)%
Land Transformation	2,023	(395)	n.a.	3,182	4,731	(32.7)%
Total Adjusted EBIT (1)	12,805	27,118	(52.8)%	42,097	78,196	(46.2)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation business amounted to $20.0 million in 2Q22, marking a 38.4% or $12.5 million reduction compared to the same period of last year. The decline is fully explained by a lower contribution from our Crops and Rice businesses into overall results. Higher costs driven by a global inflationary environment was the main reason towards the decrease, as well as lower yields. Thus, this lower Adjusted EBITDA generation fully offset a $2.0 million gain reported by Land Transformation, which represents the revaluation tied to the soybean prices of the receivables to collect from sales of previous years. Our Dairy business reported flattish year-over-year results.

On a year-to-date basis, Adjusted EBITDA was $55.6 million, 37.3% lower than the previous year. Despite a 17.6% year-over-year increase reported in our Dairy business, lower Adjusted EBITDA generation was driven by our Rice and Crops businesses. Results were mainly impacted by higher costs and a mixed performance of yields and prices.

For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

CROPS
Highlights	metric	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Gross Sales	$ thousands	92,201	55,250	66.9%	131,632	86,828	51.6%
	tons	244,136	165,062	47.9%	321,672	248,764	29.3%
	$ per ton	378	335	12.8%	409	349	17.2%
Adjusted EBITDA	$ thousands	5,948	16,263	(63.4)%	24,438	34,176	(28.5)%
Adjusted EBIT	$ thousands	4,018	14,744	(72.7)%	20,698	31,212	(33.7)%
Planted Area	hectares	230,986	217,840	6.0%	230,986	217,840	6.0%

In 2Q22, gross sales in our Crops segment reached $92.2 million, 66.9% or $37.0 million higher compared to 2Q21. Higher revenues were explained by a 47.9% increase in average selling volumes, coupled with a 12.8% increase in average selling prices. Commodity prices traded at high levels during most of the quarter as a result of (i) the conflict in Europe which continued to generate uncertainty regarding global supply of certain commodities, such as wheat and corn; coupled with (ii) a reduction in supply from South America's 2021/22 campaign impacted by "La Niña" event. Nevertheless, by beginning of June prices started to face downward pressure driven by a challenging global macro scenario, global inflation, a hike in interest rates, along with fear of a possible recession in the United States. Despite this, average selling prices for most of our crops increased year-over-year, ranging from 40 $/Mt in corn to 114 $/Mt in the case of wheat. Peanut, on the other hand, presented a 21.1% drop in prices.
Adjusted EBITDA amounted to $5.9 million in 2Q22, marking a 63.4% or $10.3 million reduction compared to the same period of last year. Results were mainly impacted by higher costs in U.S. dollar terms driven by a global inflationary environment pressuring margins. Consequently, we experienced an increase in agricultural input costs, such as fertilizers and diesel, coupled with higher logistics costs (freights costs were 48% higher in U.S. dollars compared to 2Q21). Moreover, we reported a year-over-year loss of $5.9 million in the mark-to-market of our forward contracts due to higher commodity prices. These impacts were partially offset by the aforementioned increase in gross sales, along with a year-over-year gain of $5.4 million in the mark-to-market of our biological assets on higher harvested area and better prices.

On a year-to-date basis, gross sales were $131.6 million, 51.6% higher than compared to 6M21, driven by a 29.3% year-over-year increase in average selling volumes, coupled with a 17.2% increase in average selling prices. Adjusted EBITDA for the first six months of the year was $24.4 million, marking a 28.5% or $9.7 million reduction compared to the previous year. Lower Adjusted EBITDA generation for the first semester is mostly explained by (i) higher costs in U.S. dollar terms driven by global inflation; (ii) a mixed performance in terms of yields, with peanut and corn second crop presenting a 4% and 11% reduction, respectively, compared to the previous campaign; and loss in the mark-to-market of our forward contracts.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	2Q22	2Q21	Chg %	2Q22	2Q21	Chg %	2Q22	2Q21	Chg %
Soybean	37,478	26,659	40.6%	92,578	79,978	15.8%	405	333	21.4%
Corn (1)	27,853	13,663	103.9%	113,643	67,310	68.8%	245	203	20.7%
Wheat (2)	3,053	734	315.9%	10,037	3,866	159.6%	304	190	60.2%
Sunflower	7,598	4,936	53.9%	8,723	6,500	34.2%	871	759	14.7%
Cotton Lint	386	—	n.m.	331	—	n.m.	1,166	—	n.m.
Peanut	13,222	7,827	68.9%	14,262	6,657	114.2%	927	1,176	(21.1)%
Others	2,611	1,431	82.4%	4,562	751	507.3%
Total	92,201	55,250	66.9%	244,136	165,062	47.9%
(1) Includes sorghum. (2) Includes barley.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	6M22	6M21	Chg %	6M22	6M21	Chg %	6M22	6M21	Chg %
Soybean	39,867	30,176	32.1%	97,625	90,700	7.6%	408	333	22.7%
Corn (1)	31,449	18,599	69.1%	123,700	91,632	35.0%	254	203	25.3%
Wheat (2)	13,852	7,342	88.7%	51,872	35,990	44.1%	267	204	30.9%
Sunflower	11,436	7,699	48.5%	13,427	11,721	14.6%	852	657	29.7%
Cotton Lint	1,202	—	n.m.	1,138	—	n.m.	1,056	—	n.m.
Peanut	29,217	20,397	43.2%	26,794	16,665	60.8%	1,090	1,224	(10.9)%
Others	4,609	2,615	76.3%	7,116	2,056	n.m
Total	131,632	86,828	51.6%	321,672	248,764	29.3%
(1) Includes sorghum. (2) Includes barley.

The table below shows the gains and losses from crop production generated during the first six months of 2022. A total of 231,448 hectares were planted in the 2021/22 crop season, out of which 196,807 hectares have already been harvested. As of June 30, 2022, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $55.7 million, compared to $38.8 million generated during the same period of last year. The main driver for the increase in margins was the increase in commodity prices, especially wheat, corn and soybean, partially offset by higher costs due to a global inflationary environment which led to an increase in agricultural input costs.

CROPS - CHANGES IN FAIR VALUE BREAKDOWN - AS OF JUNE 30, 2022 (1)
6M22	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total
2021/22 Harvest Year
Total Planted Area	Hectares	49,217	27,559	48,233	9,192	44,160	23,092	7,427	22,569	231,448
Area planted in initial growth stages	Hectares	—	—	—	—	—	—	—	—	—
Area planted with significant biological growth	Hectares	614	338	17,809	8,570	—	—	4,684	2,628	34,643
Changes in Fair Value 6M22 from planted area 2021/22	$ thousands	428	(60)	2,660	2,531	—	—	566	(321)	5,803

Total Harvested area	Hectares	48,605	27,221	30,424	622	44,160	23,092	2,743	19,941	196,807
Area harvested in previous periods	Hectares	—	—	—	—	44,160	—	—	—	44,160
Area harvested in current period	Hectares	48,605	27,221	30,424	622	—	23,092	2,743	19,941	152,647
Changes in Fair Value 6M22 from harvested area 2021/22	$ thousands	15,847	8,904	19,230	392	—	2,192	(3)	3,368	49,930
Total Changes in Fair Value in 6M22	$ thousands	16,275	8,843	21,890	2,922	—	2,192	563	3,047	55,733
(1) Planted and harvested area figures as of June 30th, 2022. Soybean includes other crops such as beans, sesame, chia and sorghum.

Rice Segment

RICE
Highlights	metric	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Gross Sales	$ thousands	46,287	31,392	47.4%	79,956	58,814	35.9%
Sales of white rice	thousand tons	84.4	48.5	74.2%	144	93	53.9%
	$ per ton	480	555	(13.5)%	480	542	(11.5)%
	$ thousands	40,504	26,898	50.6%	68,871	50,554	36.2%
Sales of By-products	$ thousands	5,783	4,494	28.7%	11,085	8,260	34.2%
Adjusted EBITDA	$ thousands	4,859	9,598	(49.4)%	13,109	37,935	(65.4)%
Adjusted EBIT	$ thousands	2,237	7,641	(70.7)%	8,353	34,174	(75.6)%
Area under production (2)	hectares	60,857	44,282	37.4%	60,857	44,282	37.4%
Rice Mills
Total Processed Rough Rice(1)	thousand tons	74	56	31.2%	134	108	23.9%
Ending stock - White Rice	thousand tons	63	47	34.2%	63	47	34.2%
(1) Expressed in white rice equivalent.
(2) Includes rice planted and harvested related to our recent acquisition of Viterra’s rice operations.

Gross sales during 2Q22 reached $46.3 million, 47.4% or $14.9 million higher compared to 2Q21, whereas for the first semester sales amounted to $80.0 million, marking a 35.9% increase versus 6M21. In both cases, results were explained by an increase in selling volumes (74.2% and 53.9%, respectively) on higher exports. It is worth highlighting that volumes sold during 2Q22 include inventory related to our recent acquisition of Viterra’s rice operations, closed in May 2022. Higher sales were partially offset by a decrease in average selling prices driven by a change in mix, in addition to 2021's figures being positively impacted by a strong demand from Brazil at post pandemic prices.

Adjusted EBITDA was $4.9 million in 2Q22 and $13.1 million in 6M22, marking a 49.4% and 65.4% year-over-year reduction, respectively. Results were mainly impacted by lower yields and a 9% decline in prices at the moment of harvest. This resulted in a year-over-year loss in the mark-to-market of our biological asset and in the net realizable value of our agricultural produce after harvest of $3.2 million in 2Q22 and of $20.0 million in 6M22. Regarding yields, the decrease was caused by the impact of "La Niña" in some of our rice farms. It is worth highlighting that the 12.5% year-over-year decrease in yields to 6.9 Tn/Ha is also related to last year's record high. We are confident that the acquisition of Viterra’s rice operations will contribute to mitigate weather risk and increase our geographic diversification in the region. EBITDA generation was also negatively impacted by higher costs in U.S. dollar terms driven by a global inflationary environment. This generated an increase in agricultural input costs, along with higher logistics costs which pressured margins.

Dairy Segment

DAIRY
Highlights	metric	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Gross Sales	$ thousands (1)	62,042	37,321	66.2%	116,847	73,485	59.0%
	million liters (2) (3)	96.8	81.7	18.5%	196.4	174.8	12.3%
Adjusted EBITDA	$ thousands	7,206	7,347	(1.9)%	14,205	12,076	17.6%
Adjusted EBIT	$ thousands	4,628	5,480	(15.5)%	9,346	8,464	10.4%
Dairy - Farm
Milking Cows	average heads	14,485	12,880	12.5%	14,409	12,413	16.1%
Cow Productivity	liter/cow/day	34.5	35.7	(3.3)%	34.7	36.1	(3.9)%
Total Milk Produced	million liters	45.5	41.9	8.7%	90.5	81.2	11.5%
Dairy - Industry
Total Milk Processed	million liters	85.9	80.6	6.6%	176.1	156.3	12.7%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows.
(2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 2Q22, milk production at the farm level was 45.5 million liters, marking an 8.7% increase compared to the same period of last year. This was mainly explained by a 12.5% increase in our dairy cow herd, which reached an average of 14,485 milking cows during the quarter, effectively hitting full capacity in our four free-stalls. Cow productivity continued at high levels standing at 34.5 liters per cow per day, despite presenting a slight decrease versus 2Q21. On a year-to-date basis, total milk production was 90.5 million liters, 11.5% or 9.3 million liters higher than in 6M21, totally attributable to a 16.1% increase in our milking cows, which fully offset the 3.9% reduction in productivity.
At the industry level, we processed 85.9 millions liters of raw milk during 2Q22, reporting a 6.6% increase compared to 2Q21. Out of this volume, approximately 41% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the semester, total processed milk amounted to 176.1 million liters of raw milk, 12.7% higher than the previous year. We continue working on product developments to cater both to the domestic and export market.
Adjusted EBITDA amounted to $7.2 million during 2Q22, flattish compared to 2Q21, whereas during 6M22 it amounted to $14.2 million, marking a year-over-year increase of 17.6%. In both cases, results were driven by (i) an increase in gross sales, on account of higher volume sold and higher average selling prices; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Results were partially offset by higher costs in U.S. dollar terms driven by a global inflationary environment. The main cost contributors were (i) higher cost of feed (corn silage and soy pellets) on account of higher commodity prices; (ii) higher costs related to health and reproduction; and (iii) higher logistics costs.

Adjusted EBIT amounted to $4.6 million and $9.3 million during 2Q22 and 6M22, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $20.1 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Gross Sales	$ thousands	1,433	452	217.0%	1,875	853	119.8%
Adjusted EBITDA	$ thousands	(41)	(368)	(88.9)%	634	(321)	n.a.
Adjusted EBIT	$ thousands	(101)	(352)	(71.3)%	518	(385)	n.a.
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. Adjusted EBITDA for All Other Segments during 2Q22 was negative $41 thousand, marking a improvement compared to the loss reported in 2Q21. Year-to-date, Adjusted EBITDA amounted to $634 thousand, compared to an accumulated loss of $321 thousand during the same period of last year.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Adjusted EBITDA	$ thousands	2,023	(395)	n.a.	3,182	4,731	(32.7)%
Adjusted EBIT	$ thousands	2,023	(395)	n.a.	3,182	4,731	(32.7)%
Land sold	Hectares	—	—	n.a	—	—	n.a
Although no farm sales were conducted during 6M22 nor during 6M21, adjusted EBITDA for our Land Transformation business amounted to $3.2 million and $4.7 million, respectively. This is so as it reflects a gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. Despite higher soybean prices, the 32.7% year-over-year reduction in Adjusted EBITDA is explained by the impact of the appreciation of the Brazilian currency (6.1% in 6M22 compared to 3.7% in 6M21).
Adjusted EBITDA in 2Q22, in turn, presented a year-over-year increase of $2.4 million driven by a nominal depreciation of the Brazilian currency which positively impacted results (depreciation of 10.6% in 2Q22 compared to an appreciation of 12.2% in 2Q21).
From an accounting perspective, these figures are captured in Other Operating Income line of the Land Transformation segment.

Corporate Expenses

CORPORATE EXPENSES
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Corporate Expenses	(6,005)	(4,588)	30.9%	(12,385)	(9,753)	27.0%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional fees, office lease expenses, among others. As shown in the table above, corporate expenses for the first six months of the year were $12.4 million, 27.0% higher than in 6M21 mainly explained by an increase in costs impacted by an inflation in U.S. dollar terms.

Other Operating Income

OTHER OPERATING INCOME
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Gain / (Loss) from commodity derivative financial instruments	3,982	(3,076)	n.a.	(2,745)	(13,210)	(79.2)%
(Loss) from forward contracts	7,310	—	n.m.	2,019	—	n.m.
Gain from disposal of other property items	1,186	(318)	n.a	1,115	(84)	n.a.
Net Gain from FV Adjustment in Investment Property	(1,288)	(2,053)	(37.3)%	(3,641)	(2,878)	26.5%
Other	2,932	(742)	n.a.	4,275	4,195	1.9%
Total	14,122	(6,189)	n.a.	1,023	(11,977)	n.a.
Other Operating Income amounted to $14.1 million in 2Q22 and $1.0 million in 6M22, marking a year-over-year gain of $20.3 million and $13.0 million, respectively. Positive results are mainly attributable to the mark-to-market of our hedging position.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of June 30,2022
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2022
	Volume	USD/Ton	USD/Bu	$ thousand
2021/2022 Harvest season
Soybeans	107,189	397.0	1,450.0	(3,108)
Corn	195,700	224.0	615.0	615
2022/2023 Harvest season
Soybeans	20,800	355.0	1,413.0	231
Corn	—	n.a	n.a	—
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2022
	Volume	USD/Unit	Cents/Lb	$ thousand
2022/2023 Harvest season
Sugar (tons)	174,783	431.0	19.5	(666)
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	548,885	54.5	n.a	—
2023/2024 Harvest season
Sugar (tons)	—	—	—	—
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	505,812	53.4	n.a	—

(1) Energy prices 2022 and 2023 were converted to USD at an exchange rate of BRL/USD 5.23 and BRL/USD 5.49, respectively.

Financial Results

FINANCIAL RESULTS
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Interest Expenses, net	(15,955)	(15,342)	4.0%	(28,354)	(28,445)	(0.3)%
Cash Flow Hedge - Transfer from Equity	(17,769)	(12,729)	39.6%	(26,363)	(23,289)	13.2%
FX Gain / (Losses), net	(29,165)	37,668	(177.4)%	25,019	16,828	48.7%
Gain/loss from derivative financial Instruments	373	1,515	(75.4)%	1,936	1,892	2.3%
Taxes	(1,340)	(1,181)	13.5%	(2,198)	(2,102)	4.6%
Finance Cost - Right-of-use Assets	(9,824)	(6,095)	61.2%	(16,406)	(9,964)	64.7%
Inflation accounting effects	10,010	6,582	52.1%	17,276	3,637	375.0%
Other Expenses, net	(1,518)	(4,897)	(69.0)%	(4,172)	(6,123)	(31.9)%
Total Financial Results	(65,188)	5,521	n.m.	(33,262)	(47,566)	(30.1)%
Net financial results totaled a loss of $65.2 million in 2Q22 and of $33.3 million in 6M22. The year-over-year loss of $70.7 million and gain of $14.3 million, respectively, are mostly explained by the effect of foreign exchange and inflation accounting.
The lines "Fx Net" and "Cash Flow Hedge - Transfer from Equity" reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. In 2Q22 it presented a year-over-year loss of $71.9 million explained by a nominal depreciation of the Brazilian Real of 10.6% during 2Q22 compared to an appreciation of 12.2% during 2Q21, and by an increase in the nominal depreciation of the Argentine Peso from 4.0% in 2Q21 to 12.8% during 2Q22. These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

This loss was partially offset by a $3.4 million year-over-year gain in inflation accounting effects, which reflects the results derived from the exposure of our net monetary position to inflation in Argentina. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain every time inflation reduces the owed balance, in real terms. During 2Q22 we had a negative net monetary position (monetary liabilities were higher than monetary assets), so we registered a $10.0 million gain, 52.1% higher compared to 2Q21. The increase was primarily explained by a 17.3% inflation rate in 2Q22, compared to 11.0% in 2Q21.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	2Q22	1Q22	Chg %	2Q21	Chg %
Farming	293,158	199,378	47.0%	214,774	36.5%
Short term Debt	229,959	135,304	70.0%	145,639	57.9%
Long term Debt	63,199	64,074	(1.4)%	69,135	(8.6)%
Sugar, Ethanol & Energy	725,147	731,500	(0.9)%	714,727	1.5%
Short term Debt	39,457	36,103	9.3%	35,603	10.8%
Long term Debt	685,689	695,397	(1.4)%	679,124	1.0%
Total Short term Debt	269,418	171,407	57.2%	181,242	48.7%
Total Long term Debt	748,888	759,471	(1.4)%	748,259	0.1%
Gross Debt	1,018,306	930,878	9.4%	929,501	9.6%
Cash & Equivalents	188,351	142,920	31.8%	185,165	1.7%
Net Debt	829,955	787,958	5.3%	744,336	11.5%
EOP Net Debt / Adj. EBITDA LTM	1.9x	1.9x	1.2%	1.8x	6.0%

As of June 30, 2022, Adecoagro's net debt position amounted to $830.0 million, $42.0 million or 5.3% higher compared to the previous quarter. This was explained by a 9.4% increase in our gross debt position, partially offset by a 31.8% increase in our cash balance. It is worth highlighting that cash generation is concentrated in the second semester of the year, whereas the first has the highest working capital requirements as our crops are planted and harvested. Thus, we expect to reduce our indebtedness as we finish with harvesting activities and start collecting sales throughout the next quarter.

On a year-over-year basis, net debt was 11.5% higher compared to the same period of last year, explained by the 9.6% increase in gross debt which fully offset the 1.7% increase in cash. The increase in our indebtedness was mainly driven by (i) the impact of adverse weather conditions in Brazil resulting in a year-over-year reduction of 3.5 million tons in our crushing volume, and negatively impacting our last twelve months results; and (ii) a higher working capital build-up mostly on account of higher input costs.

Our Net Debt ratio (Net Debt / EBITDA) as of 2Q22 was 1.9x, flattish versus the previous quarter but slightly above 2Q21, despite the increase in net debt, driven by an increase in our EBITDA generation in the last twelve months. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of June 30, 2022, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.31x.

Capital Expenditures & Investments

CAPITAL EXPENDITURES
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Farming & Land Transformation	9,161	7,521	21.8%	23,289	18,707	24.5%
Expansion	4,378	4,542	(3.6)%	9,648	12,505	(22.8)%
Maintenance	4,783	2,979	60.5%	13,641	6,202	119.9%
Sugar, Ethanol & Energy	42,028	37,338	12.6%	108,171	83,522	29.5%
Maintenance	34,357	24,579	39.8%	90,152	63,192	42.7%
Planting	23,425	13,685	71.2%	35,632	21,216	67.9%
Industrial & Agricultural Machinery	10,932	10,895	0.3%	54,521	41,976	29.9%
Expansion	7,671	12,758	(39.9)%	18,019	20,330	(11.4)%
Planting	2,772	10,059	(72.4)%	9,685	16,276	(40.5)%
Industrial & Agricultural Machinery	4,899	2,700	81.5%	8,334	4,054	105.6%
Total	51,189	44,859	14.1%	131,460	102,229	28.6%
Adecoagro's capital expenditures totaled $51.2 million in 2Q22, 14.1% higher compared to the same period of last year, while in 6M22 it amounted to $131.5 million, 28.6% higher year-over-year.

The Sugar, Ethanol and Energy business accounted for 82% or $42.0 million of total capex in 2Q22, marking a 12.6% increase compared to the same period of last year. Maintenance capex stood at $34.4 million, 39.8% higher versus 2Q21, mostly explained by (i) an increase in renewal planting area, coupled with an increase in planting costs driven by a global inflationary environment; and (ii) a higher concentration of industry maintenance activities this quarter compared to 2Q21. Expansion capex, in turn, was down 39.9% compared to the previous year, reaching $7.7 million. The reduction was fully related to a 77.5% decrease in expansion planting versus 2Q21, partially offset by investments to increase vinasse concentration, among others. Concentrated vinasse is used as a biofertilizer in our sugarcane plantation (replacing 100% of our potash fertilizer requirements and 48% of total fertilizer needs) and as input in our biodigestor to produce biogas which can in turn be used to generate energy and/or biomethane. Year-to-date, capital expenditures amounted to $108.2 million, 29.5% higher compared to the same period of last year. This was mostly driven by the first quarter dynamics, namely the higher capitalization of interharvest costs due to the late start of crushing activities and hence, longer interharvest period.

Farming & Land Transformation businesses accounted for 18%, or $9.2 million of total capex in 2Q22, presenting a year-over-year increase of 21.8% or $1.6 million. This increase was mainly explained by higher maintenance capex related to the replacement of vehicles and machinery. Year-to-date, capital expenditures were $23.3 million, 24.5% or $4.6 million higher than the same period of last year. The increase was mostly due to higher maintenance capex driven by the same dynamics as explained before, partially offset by a 22.8% reduction in expansion expenditures.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	2Q22	2Q21	% Chg	2Q22	2Q21	% Chg
Soybean	tons	86,403	86,099	0.4%	27,514	26,496	3.8%
Corn (1)	tons	81,740	46,559	75.6%	14,654	9,461	54.9%
Wheat (2)	tons	23,613	48,709	(51.5)%	7,192	8,774	(18.0)%
Sunflower	tons	12,788	7,370	73.5%	7,039	2,505	181.0%
Cotton	tons	699	370	88.9%	1,278	320	299.4%
Rice (3)	tons	63,123	47,037	34.2%	18,373	12,270	49.7%
Peanut	tons	8,549	7,526	13.6%	8,275	5,717	44.7%
Organic Sugar	tons	3,039	3,320	(8.5)%	1,168	841	38.9%
Sugar	tons	44,061	40,488	8.8%	15,955	12,558	27.1%
Ethanol	m3	98,707	135,075	(26.9)%	51,396	57,422	(10.5)%
Hydrous Ethanol	m3	63,320	94,385	(32.9)%	32,018	40,468	(20.9)%
Anhydrous Ethanol	m3	35,387	40,690	(13.0)%	19,378	16,955	14.3%
Fluid Milk	Th Lts	6	4,512	(99.9)%	3,312	2,324	42.5%
Powder Milk	tons	1,305	2,344	(44.3)%	4,755	7,099	(33.0)%
Cheese	tons	251	—	n.m.	1,134	—	n.m.
Cbios (4)	units	21,697	167,375	(87.0)%	499	43	n.m.
Others	tons	3,735	2,022	84.8%	2,180	1,807	20.6%
Total		449,715	431,430	4.2%	164,723	147,592	11.6%
(1) Includes sorghum
(2) Includes barley
(3) Expressed in white rice equivalent
(4) For presentation and comparison purposes we are including 2Q21's figures in the table although they are not included in the actual calculation.

Variations in inventory levels between 2Q22 and 2Q21 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

2Q22 Market Highlights

◦Sugar price traded within a range of 18.3 cts/lb to 20.4 cts/lb during the quarter. By the end of June, prices decreased pressured by funds selling due to the following factors: (i) growing concerns about an economic recession; (ii) a reduction in oil prices due to lockdowns in China, along with demand concerns on higher prices; (iii) the impact of fuel tax changes in Brazil, together with a weaker real, thus lowering ethanol parity. Sugar price support came from stronger import demand in some destination countries, strong white premium and a slow recovery of the crop in Brazil. Prices in U.S. dollars were, on average, 5% higher than in 1Q22 and 26% higher than in 2Q21, according to ICE futures (Sugar #11). In the near term, sugar prices should be directly affected by (i) the current crop situation in Center-South Brazil; (ii) ethanol parity; (iii) India's export program; and (iv) funds inflows/outflows. As of the date of this report, sugar price is more attractive than ethanol and it will need to stay at a premium to ensure adequate supply.

◦Ethanol prices had a significant rally in April, influenced by the lack of supply from mills and stronger demand. The higher competitiveness of hydrous ethanol at the pump, the late start of the Center-South harvest, as well as low stocks were among the reasons behind the increase. After the spike, ethanol remained stable until the end of May. Nevertheless, prices started to fall since June (following its usual seasonality) and continued a downside trend due to the approval of regulatory measures which reduce tax burden on gasoline, aiming to contain inflation in Brazil. According to the ESALQ index, hydrous and anhydrous prices increased 8% and 9%, respectively, compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices increased 19% and 21%, respectively, mainly driven by the rally experienced in April. Although tax measures have caused an overall negative effect in the short term, ethanol fundamentals are still supported by (i) growing concerns over cane recovery in the Center-South region, (ii) a higher sugar mix, and (iii) higher ethanol exports. As reported by UNICA (Brazil's sugarcane association), domestic ethanol sales in 2Q22 were 3% lower compared to same period of 2021 while accumulated exports rose 20% over 2021/22's levels.

◦Brazil's carbon credit market under the RenovaBio program presented a considerable increase in prices in 2Q22, reaching an average of 132.7 BRL/CBio (approximately 24.6 USD/CBio) compared to 30.0 BRL/CBio (5.4 USD/CBio) during the same period of last year. During April, May and June 2022, average prices stood at 98.8, 108.9 and 161.6 BRL/CBio, respectively (approximately 18.3, 20.2 and 29.9 USD/CBio). However, in July CBio prices experienced downward pressure, stabilizing at 100.0 BRL/CBio (approximately 18.5 USD/CBio) as the Brazilian government announced the postponement of 2022 acquisition targets until September 2023, in an effort to reduce the pressure on fuel costs.

◦In 2Q22, energy spot prices in the southeast region of Brazil were 76% lower than during the same period of last year. During April, May and June, energy prices were 55.7 BRL/MWh. In July, the PLD (Preço de Liquidaçao das Diferenças or settlement price for differences) was 66.32 BRL/MWh as a result of a small decrease on the level of water reservoirs. As of June 30th, 2022, consumption showed an increase of 2% when compared to last year, according to CCEE. The level of the southeast reservoirs was 66% by June, marking a 36% increase compared to the same period of last year.

◦During 2Q22, soybean remained flattish on CBOT compared to 1Q22, while corn was 10% lower. The bearish sentiment in prices was driven by (i) worldwide inflation, (ii) the fear of a possible recession; and (iii) a stronger U.S. dollar. Nevertheless, there are factors supporting commodity prices, such as (i) the conflict between Ukraine and Russia, (ii) the higher temperatures registered in Europe, (iii) uncertainty regarding US' final production volume, and (iv) a tight supply & demand balance with high dependency on South American production. Over this period, funds' reduced their net long position on corn and soybean. Prices at the local market traded 6% lower in the case of soybean and remained even on corn, compared to 1Q22. High prices of energy and oil supported crushers' margins around the world, but political and economic noise in Argentina prevented local crushers from benefiting from this situation.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, bargain purchase gain, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See

Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2021)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), bargain purchases gains, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 36.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	2Q22	1Q22	Chg %	2Q21	Chg %
Total Borrowings	1,018,306	930,878	9.4%	929,501	9.6%
Cash and Cash equivalents	188,351	142,920	31.8%	185,165	1.7%
Net Debt	829,955	787,958	5.3%	744,336	11.5%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land and bargain purchase gain; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %
Net Income/(Loss)	18,111	15,666	15.6%	83,284	35,001	137.9%
Foreign exchange losses/(gains), net	29,165	(37,668)	n.m.	(25,019)	(16,828)	48.7%
Cash flow hedge - transfer from equity	17,769	12,729	39.6%	26,363	23,289	13.2%
Inflation accounting effects	(10,010)	(6,582)	52.1%	(17,276)	(3,637)	375.0%
Revaluation result - Investment property	1,375	2,140	(35.7)%	3,753	2,957	26.9%
Bargain purchase gain	(12,365)	—	n.m.	(12,365)	—	n.m.
Adjusted Net Income	44,045	(13,715)	n.m.	58,740	40,782	44.0%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	92,201	46,287	62,042	1,433	201,963	180,376	—	—	382,339
Cost of goods sold and services rendered	(93,162)	(38,858)	(54,445)	(1,231)	(187,696)	(118,253)	—	—	(305,949)
Initial recog. and changes in FV of BA and agricultural produce	26,371	4,516	6,304	(166)	37,025	10,467	—	—	47,492
Gain from changes in NRV of agricultural produce after harvest	(17,842)	(2)	—	—	(17,844)	(235)	—	—	(18,079)
Margin on Manufacturing and Agricultural Act. Before Opex	7,568	11,943	13,901	36	33,448	72,355	—	—	105,803
General and administrative expenses	(4,705)	(3,021)	(2,130)	(65)	(9,921)	(6,208)	—	(6,094)	(22,223)
Selling expenses	(7,371)	(7,394)	(7,148)	(72)	(21,985)	(15,790)	—	30	(37,745)
Other operating income, net	8,526	709	5	(1,288)	7,952	4,331	2,023	(184)	14,122
Bargain purchase gain	—	12,443	—	—	12,443	—	—	—	12,443
Profit from Operations Before Financing and Taxation	4,018	14,680	4,628	(1,389)	21,937	54,688	2,023	(6,248)	72,400
Net loss from Fair value adjustment of Investment property	—	—	—	1,288	1,288	—	—	—	1,288
(-) Bargain purchase gain	—	(12,443)	—	—	(12,443)	—	—	—	(12,443)
Adjusted EBIT	4,018	2,237	4,628	(101)	10,782	54,688	2,023	(6,248)	61,245
(-) Depreciation and Amortization	1,930	2,622	2,578	60	7,190	49,670	—	243	57,103
Adjusted EBITDA	5,948	4,859	7,206	(41)	17,972	104,358	2,023	(6,005)	118,348
Reconciliation to Profit/(Loss)
Adjusted EBITDA									118,348
(+) Depreciation and Amortization									(57,103)
(+) Financial result, net									(65,188)
(+) Revaluation Result - Investment Property									(1,288)
(+) Income Tax (Charge)/Benefit									10,513
(-) Bargain purchase gain									12,443
(+) Translation Effect (IAS 21)									386
Profit/(Loss) for the Period									18,111

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	55,250	31,392	37,321	452	124,415	161,165	—	—	285,580
Cost of goods sold and services rendered	(52,142)	(24,895)	(31,471)	(336)	(108,844)	(101,692)	—	—	(210,536)
Initial recog. and changes in FV of BA and agricultural produce	21,006	7,759	4,682	(451)	32,996	106	—	—	33,102
Gain from changes in NRV of agricultural produce after harvest	(4,534)	—	—	—	(4,534)	(348)	—	—	(4,882)
Margin on Manufacturing and Agricultural Act. Before Opex	19,580	14,256	10,532	(335)	44,033	59,231	—	—	103,264
General and administrative expenses	(2,034)	(2,108)	(1,192)	18	(5,316)	(5,649)	—	(4,570)	(15,535)
Selling expenses	(3,963)	(4,546)	(3,854)	(34)	(12,397)	(17,511)	—	(54)	(29,962)
Other operating income, net	1,161	39	(6)	(2,054)	(860)	(4,823)	(395)	(111)	(6,189)
Profit from Operations Before Financing and Taxation	14,744	7,641	5,480	(2,405)	25,460	31,248	(395)	(4,735)	51,578
Net gain from Fair value adjustment of Investment property	—	—	—	2,053	2,053	—	—	—	2,053
Adjusted EBIT	14,744	7,641	5,480	(352)	27,513	31,248	(395)	(4,735)	53,631
(-) Depreciation and Amortization	1,519	1,957	1,867	(16)	5,327	42,338	—	147	47,812
Adjusted EBITDA	16,263	9,598	7,347	(368)	32,840	73,586	(395)	(4,588)	101,443
Reconciliation to Profit/(Loss)
Adjusted EBITDA									101,443
(+) Depreciation and Amortization									(47,812)
(+) Financial result, net									5,521
(+) Revaluation Result - Investment Property									(2,053)
(+) Income Tax (Charge)/Benefit									(44,608)
(+) Translation Effect (IAS 21)									3,175
Profit/(Loss) for the Period									15,666

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	131,632	79,956	116,847	1,875	330,310	257,432	—	—	587,742
Cost of goods sold and services rendered	(127,016)	(68,492)	(102,879)	(1,483)	(299,870)	(175,550)	—	—	(475,420)
Initial recog. and changes in FV of BA and agricultural produce	55,733	14,819	12,557	348	83,457	47,905	—	—	131,362
Gain from changes in NRV of agricultural produce after harvest	(18,037)	(2)	—	—	(18,039)	(934)	—	—	(18,973)
Margin on Manufacturing and Agricultural Act. Before Opex	42,312	26,281	26,525	740	95,858	128,853	—	—	224,711
General and administrative expenses	(8,118)	(5,509)	(3,753)	(120)	(17,500)	(10,505)	—	(12,775)	(40,780)
Selling expenses	(13,385)	(12,976)	(13,314)	(95)	(39,770)	(22,074)	—	(59)	(61,903)
Other operating income, net	(111)	557	(112)	(3,648)	(3,314)	1,138	3,182	17	1,023
Bargain purchase gain	—	12,443	—	—	12,443	—	—	—	12,443
Profit from Operations Before Financing and Taxation	20,698	20,796	9,346	(3,123)	47,717	97,412	3,182	(12,817)	135,494
Net gain from Fair value adjustment of Investment property	—	—	—	3,641	3,641	—	—	—	3,641
(-) Bargain purchase gain	—	(12,443)	—	—	(12,443)	—	—	—	(12,443)
Adjusted EBIT	20,698	8,353	9,346	518	38,915	97,412	3,182	(12,817)	126,692
(-) Depreciation and Amortization	3,740	4,756	4,859	116	13,471	64,224	—	432	78,127
Adjusted EBITDA	24,438	13,109	14,205	634	52,386	161,636	3,182	(12,385)	204,819
Reconciliation to Profit/(Loss)
Adjusted EBITDA									204,819
(+) Depreciation and Amortization									(78,127)
(+) Financial result, net									(33,262)
(+) Revaluation Result - Investment Property									(3,641)
(+) Income Tax (Charge)/Benefit									(19,031)
(-) Bargain purchase gain									12,443
(+) Translation Effect (IAS 21)									83
Profit/(Loss) for the Period									83,284

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	86,828	58,814	73,485	853	219,980	240,246	—	—	460,226
Cost of goods sold and services rendered	(76,730)	(47,016)	(62,238)	(597)	(186,581)	(149,098)	—	—	(335,679)
Initial recog. and changes in FV of BA and agricultural produce	38,848	34,408	7,362	(408)	80,210	27,855	—	—	108,065
Gain from changes in NRV of agricultural produce after harvest	(7,015)	—	—	—	(7,015)	(1,527)	—	—	(8,542)
Margin on Manufacturing and Agricultural Act. Before Opex	41,931	46,206	18,609	(152)	106,594	117,476	—	—	224,070
General and administrative expenses	(3,926)	(4,077)	(2,479)	(60)	(10,542)	(9,962)	—	(9,739)	(30,243)
Selling expenses	(7,359)	(8,156)	(7,572)	(65)	(23,152)	(25,934)	—	(105)	(49,191)
Other operating income, net	566	201	(94)	(2,986)	(2,313)	(14,221)	4,731	(174)	(11,977)
Profit from Operations Before Financing and Taxation	31,212	34,174	8,464	(3,263)	70,587	67,359	4,731	(10,018)	132,659
Net gain from Fair value adjustment of Investment property	—	—	—	2,878	2,878	—	—	—	2,878
Adjusted EBIT	31,212	34,174	8,464	(385)	73,465	67,359	4,731	(10,018)	135,537
(-) Depreciation and Amortization	2,964	3,761	3,612	64	10,401	64,381	—	265	75,047
Adjusted EBITDA	34,176	37,935	12,076	(321)	83,866	131,740	4,731	(9,753)	210,584
Reconciliation to Profit/(Loss)
Adjusted EBITDA									210,584
(+) Depreciation and Amortization									(75,047)
(+) Financial result, net									(47,566)
(+) Revaluation Result - Investment Property									(2,878)
(+) Income Tax (Charge)/Benefit									(53,546)
(+) Translation Effect (IAS 21)									3,454
Profit/(Loss) for the Period									35,001

STATEMENT OF INCOME
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %

Sales of goods and services rendered	383,673	289,769	32.4%	590,037	464,561	27.0%
Cost of goods sold and services rendered	(307,077)	(213,619)	43.7%	(477,381)	(338,801)	40.9%
Initial recognition and changes in fair value of biological assets and agricultural produce	48,811	37,172	31.3%	132,864	112,450	18.2%
Changes in net realizable value of agricultural produce after harvest	(17,891)	(5,135)	248.4%	(18,716)	(8,806)	112.5%
Margin on manufacturing and agricultural activities before operating expenses	107,516	108,187	(0.6)%	226,804	229,404	(1.1)%
General and administrative expenses	(22,546)	(16,338)	38.0%	(41,281)	(31,095)	32.8%
Selling expenses	(38,137)	(30,730)	24.1%	(62,523)	(50,046)	24.9%
Other operating income, net	13,588	(6,366)	(313.4)%	212	(12,150)	(101.7)%
Bargain purchase gain	12,365	—	n.a	12,365	—	n.a
Profit from operations before financing and taxation	72,786	54,753	32.9%	135,577	136,113	(0.4)%
Finance income	(27,843)	22,363	(224.5)%	28,463	23,425	21.5%
Finance costs	(47,355)	(23,424)	102.2%	(79,001)	(74,628)	5.9%
Other financial results - Net gain of inflation effects on the monetary items	10,010	6,582	52.1%	17,276	3,637	375.0%
Financial results, net	(65,188)	5,521	(1,280.7)%	(33,262)	(47,566)	(30.1)%
Profit before income tax	7,598	60,274	(87.4)%	102,315	88,547	15.5%
Income tax expense	10,513	(44,608)	(123.6)%	(19,031)	(53,546)	(64.5)%
Profit for the period	18,111	15,666	15.6%	83,284	35,001	137.9%

Condensed Consolidated Statement of Cash Flow

STATEMENT OF CASHFLOWS
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	18,111	15,666	15.6%	83,284	35,001	137.9%
Adjustments for:
Income tax expense	(10,513)	44,608	(123.6)%	19,031	53,546	(64.5)%
Depreciation	56,791	47,855	18.7%	77,474	74,761	3.6%
Amortization	466	380	22.6%	927	735	26.1%
Depreciation of right of use assets	21,479	12,416	73.0%	28,562	22,980	24.3%
Loss / (gain) from the disposal of other property items	(1,182)	502	(335.5)%	(1,119)	268	(517.5)%
Bargain purchase gain	(12,365)	—	n.a	(12,365)	—	n.a
Net loss / (gain) from the Fair value adjustment of Investment properties	1,375	2,140	(35.7)%	3,753	2,957	26.9%
Equity settled share-based compensation granted	2,637	1,346	95.9%	4,251	2,732	55.6%
Loss / (gain) from derivative financial instruments	(11,034)	455	(2,525.1)%	(313)	10,080	(103.1)%
Interest, finance cost related to lease liabilities and other financial expense, net	27,578	25,897	6.5%	48,774	43,600	11.9%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5,211	29,945	(82.6)%	(69,471)	(14,928)	365.4%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,935)	363	(1,459.5)%	5,719	2,766	106.8%
Provision and allowances	(281)	438	n . a	158	933	(83.1)%
Net gain of inflation effects on the monetary items	(10,010)	(6,582)	52.1%	(17,276)	(3,637)	375.0%
Foreign exchange losses, net	29,165	(40,955)	(171.2)%	(25,019)	(20,115)	24.4%
Cash flow hedge – transfer from equity	17,769	16,015	11.0%	26,363	26,575	(0.8)%
Subtotal	130,262	150,489	(13.4)%	172,733	238,254	(27.5)%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(11,616)	(9,068)	28.1%	(70,471)	(59,018)	19.4%
(Increase) in inventories	(57,227)	(90,899)	(37.0)%	(83,543)	(139,857)	(40.3)%
Decrease / (Increase) in biological assets	62,816	52,308	20.1%	111,475	90,338	23.4%
(Increase) / Decrease in other assets	(197)	5	(4,040.0)%	(674)	9	(7,588.9)%
Decrease / (Increase) in derivative financial instruments	(1,792)	(3,573)	(49.8)%	(5,003)	(24,029)	(79.2)%
Decrease in trade and other payables	(52,001)	96	(54,267.7)%	(74,379)	(28,220)	163.6%
Increase in payroll and social security liabilities	2,609	383	581%	414	(467)	(189)%
(Decrease) / Increase in provisions for other liabilities	(35)	246	(114.2)%	(279)	212	(231.6)%
Net cash generated from operating activities before taxes paid	72,819	99,987	(27.2)%	50,273	77,222	(34.9)%
Income tax paid	(1,899)	(530)	258.3%	(2,101)	(648)	224.2%
Net cash generated from operating activities (a)	70,920	99,457	(28.7)%	48,172	76,574	(37.1)%

Condensed Consolidated Statement of Cash Flow
STATEMENT OF CASHFLOWS
$ thousands	2Q22	2Q21	Chg %	6M22	6M21	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	1,179	—	n . a	1,179	—	n . a
Purchases of property, plant and equipment	(51,760)	(44,841)	15.4%	(126,113)	(101,863)	23.8%
Purchase of cattle and non current biological assets	(3,347)	—	n . a	(7,321)	(2,284)	220.5%
Purchases of intangible assets	(911)	(397)	129.5%	(1,480)	(995)	48.7%
Interest received and others	824	449	83.5%	1,322	1,050	25.9%
Proceeds from sale of property, plant and equipment	273	1,261	(78.4)%	623	1,969	(68.4)%
Proceeds from sale of farmlands and other assets	9,879	8,089	22.1%	9,879	8,089	22.1%
Net cash used in investing activities (b)	(43,863)	(35,439)	23.8%	(121,911)	(94,034)	29.6%

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise	2,124	—	n .a	2,124	—	n .a
Proceeds from long-term borrowings	15,826	—	n .a	37,150	—	n . a
Payments of long-term borrowings	(10,374)	(90,384)	(88.5)%	(13,464)	(92,792)	(85.5)%
Proceeds from short-term borrowings	107,678	106,028	1.6%	176,186	184,948	(4.7)%
Payments of short-term borrowings	(25,309)	(60,781)	(58.4)%	(29,082)	(139,611)	(79.2)%
Interest paid (c)	(4,582)	(5,156)	(11.1)%	(18,139)	(22,337)	(18.8)%
Prepayment related expenses	—	(3,068)	n . a	—	(3,068)	n . a
Proceeds from derivatives financial instruments	58	71	(18.3)%	58	359	(83.8)%
Lease Payments	(38,346)	(24,878)	54.1%	(55,517)	(36,541)	51.9%
Purchase of own shares	(3,412)	(10,741)	(68.2)%	(14,051)	(20,216)	(30.5)%
Dividends paid to non-controlling interest	—	—	n . a	—	(12)	(100.0)%
Dividends to shareholders	(17,500)	—	n . a	(17,500)	—	n . a
Net cash generated / (used) from financing activities (d)	26,163	(88,909)	(129.4)%	67,765	(129,270)	(152.4)%
Net increase / (decrease) in cash and cash equivalents	53,220	(24,891)	(313.8)%	(5,974)	(146,730)	(95.9)%
Cash and cash equivalents at beginning of period	142,920	208,584	(31.5)%	199,766	336,282	(40.6)%
Effect of exchange rate changes and inflation on cash and cash equivalents (e)	(7,789)	1,472	(629.1)%	(5,441)	(4,387)	24.0%
Cash and cash equivalents at end of year	188,351	185,165	1.7%	188,351	185,165	1.7%

(a) Includes (12,264) and (16,542) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(b) Includes (2,624) and 2,055 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(c) Includes 135 and 2620 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(d) Includes 16,636 and 17,885 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.
(e) Includes (1,748) and (3,398) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2022 and 2021, respectively.

Condensed Consolidated Statement of Financial Position

STATEMENT OF FINANCIAL POSITION
$ thousands	June 30, 2022	December 31, 2021	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,550,369	1,422,623	9.0%
Right of use assets	358,026	260,776	37.3%
Investment property	32,132	32,132	—%
Intangible assets, net	35,083	31,337	12.0%
Biological assets	24,739	19,355	27.8%
Deferred income tax assets	8,659	10,321	(16.1)%
Trade and other receivables, net	42,227	42,231	—%
Derivative financial instruments	5,439	757	618.5%
Other assets	1,625	1,071	51.7%
Total Non-Current Assets	2,058,299	1,820,603	13.1%
Current Assets
Biological assets	150,585	175,823	(14.4)%
Inventories	393,016	239,524	64.1%
Trade and other receivables, net	224,550	145,849	54.0%
Derivative financial instruments	195	828	(76.4)%
Other assets	—	8	(100.0)%
Cash and cash equivalents	188,351	199,766	(5.7)%
Total Current Assets	956,697	761,798	25.6%
TOTAL ASSETS	3,014,996	2,582,401	16.8%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	183,573	(9.0)%
Share premium	811,666	851,060	(4.6)%
Cumulative translation adjustment	(458,916)	(514,609)	(10.8)%
Equity-settled compensation	14,621	16,073	(9.0)%
Cash flow hedge	(48,107)	(60,932)	(21.0)%
Other reserves	119,114	106,172	12.2%
Treasury shares	(455)	(16,909)	(97.3)%
Revaluation surplus	272,878	289,982	(5.9)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	184,318	115,735	59.3%
Equity attributable to equity holders of the parent	1,103,766	1,011,719	9.1%
Non-controlling interest	37,577	36,111	4.1%
TOTAL SHAREHOLDERS EQUITY	1,141,343	1,047,830	8.9%

LIABILITIES
Non-Current Liabilities
Trade and other payables	13,472	284	4,643.7%
Borrowings	748,888	705,487	6.2%
Lease liabilities	270,666	201,718	34.2%
Deferred income tax liabilities	286,590	265,848	7.8%
Payroll and social liabilities	1,057	1,243	(15.0)%
Derivatives financial instruments	85	—	—%
Provisions for other liabilities	2,846	2,565	11.0%
Total Non-Current Liabilities	1,323,604	1,177,145	12.4%
Current Liabilities
Trade and other payables	193,840	168,746	14.9%
Current income tax liabilities	3,085	1,625	89.8%
Payroll and social liabilities	25,844	25,051	3.2%
Borrowings	269,418	112,164	140.2%
Lease liabilities	56,595	45,136	25.4%
Derivative financial instruments	788	1,283	(38.6)%
Provisions for other liabilities	479	3,421	(86.0)%
Total Current Liabilities	550,049	357,426	53.9%
TOTAL LIABILITIES	1,873,653	1,534,571	22.1%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,014,996	2,582,401	16.8%